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                             June 21, 2022

       Edward Durkin
       Chief Financial Officer
       Casa Systems, Inc.
       100 Old River Road
       Andover, Massachusetts 01810

                                                        Re: Casa Systems, Inc.
                                                            Form 10-K for the
year ended December 31, 2021
                                                            Form 8-K furnished
April 18, 2022
                                                            Response dated June
7, 2022
                                                            File No. 1-38324

       Dear Mr. Durkin:

               We have reviewed your June 7, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to our comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 7, 2022 letter.

       Response Letter Dated June 7, 2022

       Note 16. Segment Information, page 107

   1. We note from your response to our prior comment 4 that geographical teams do exist, and all teams report up
through a single global organization, ultimately reporting to the Chief
                                                        Customer Officer.
Please explain to us the nature of any cost or profit
                                                        information prepared on
a geographical basis. Also, please explain to us the nature of any financial information
reviewed by or prepared for the Chief Customer Officer. Also, it appears from your
response that the CODM does not review any financial information below the revenue line
item, except for on a quarterly basis in connection with the Board of Directors meeting,
and that this financial information is prepared on a consolidated basis. Please confirm.
 Edward Durkin
Casa Systems, Inc.
June 21, 2022
Page 2

      You may contact Charles Eastman at 202-551-3794 or Claire Erlanger at 202-551-
3301 with any questions.



FirstName LastNameEdward Durkin                         Sincerely,
Comapany NameCasa Systems, Inc.
                                                        Division of Corporation
Finance
June 21, 2022 Page 2                                    Office of Manufacturing
FirstName LastName